Exhibit (d)(27)

Expense Reimbursement and Fee Waiver Agreement

This Expense Reimbursement and Fee Waiver Agreement (this “Agreement”) is entered into between Amplify ETF Trust, a Massachusetts business trust (the “Trust”), and Amplify Investments LLC, a Delaware limited liability company (“Amplify Investments”), as of November 11, 2025.

Recitals:

A. The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), comprised of various series of open-end exchange-traded funds, including Amplify Cash Flow Dividend Leaders ETF (the “Fund”).

B. Amplify Investments is the investment adviser to the Fund and is paid an annual management fee by the Fund.

C. Amplify Investments has voluntarily agreed to reduce management fees such that the Fund’s Expense Ratio is reduced to the Expense Ratio Reduction Total (as such terms are hereinafter defined) for a term provided herein.

D. Amplify Investments and the Trust desire to more fully describe and document the above-described fee waivers and expense reimbursements all in accordance with the terms and provisions hereinafter set forth.

Now, Therefore, in consideration of the foregoing facts and other good and valuable consideration, the parties hereto hereby agree as follows:

Section 1. Definitions. The following terms shall have the following definitions in this Agreement:

“Expense Ratio” is defined as a Fund’s total annual operating expenses, which includes the Fund’s annual investment management fees and expenses (excluding taxes, interest, all brokerage commissions, other normal charges incident to the purchase and sale of portfolio securities, distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, and extraordinary expenses) and other expenses, as a percentage of such Fund’s daily net asset value.

“Expense Ratio Reduction Total” shall be equal to the amount as set forth on Exhibit A.

Section 2. Waiver of Fees and Reimbursement of Expenses. Amplify Investments will waive investment management fees payable to it by the Fund and/or reimburse the Fund for other expenses borne by the Fund such that the Expense Ratio Reduction Total is as set forth in Exhibit A for the term set forth in Exhibit A (the “Expense Reduction Term). Exhibit A may be amended from time to time. Securities lending revenues, if any, of the Fund shall be utilized to offset Fund operating expenses for the purposes of determining the Expense Ratio Reduction Total. The aggregate amount of investment management fees waived and expenses reimbursed for a Fund from time to time under this Agreement for a particular Fund shall collectively be referred to as the “Reimbursed Amount.” The Reimbursed Amount shall be accrued on a monthly basis for the Fund but calculated and settled on an annual fiscal year basis.

Section 3. Amplify Investments’ fund accounting department and/or the Fund’s Administrator shall develop and maintain appropriate internal accounting policies and procedures to monitor and calculate the Expense Ratio Reduction Total on a monthly basis for the Fund.

Section 4. Term and Continuation. This Agreement shall be effective on the date provided on Exhibit A (the “Effective Date”) for the Fund. This Agreement shall continue in effect for each respective Fund until the end of the Expense Reduction Term unless the Agreement is continued for additional periods as agreed to by the parties. This Agreement may be terminated by the Trust on behalf of a Fund at any time and by Amplify Investments after the expiration of the Expense Reduction Term upon sixty (60) days’ written notice to the other party. Moreover, the Board of Trustees may waive the Expense Ratio Reduction Total with the Fund at any time.

Section 5. Notices. Any notice shall be sufficient when sent by registered or certified mail to the other party at the address of such party, set forth below such party’s signature on this Agreement.

Section 6. Entire Agreement; Amendments. This Agreement supersedes and abrogates all prior understandings, communications and agreements (whether written or oral) between the parties with respect to the subject matter hereof, and this Agreement constitutes the entire agreement between the parties with respect to such subject matter. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. No assignment by either party shall be of any force except with the prior written consent of the other party.

Section 7. Governing Law; Miscellaneous. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois (without regard to principles of law), including all matters of construction, validity, and performance; provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or regulation of the Securities and Exchange Commission. If any provision of this Agreement shall be held or made invalid by a court’s decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. The captions in this Agreement are included for convenience only and in no way define any of the provisions hereof or otherwise affect their construction or effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors.

In Witness Whereof, the parties hereto have executed this Agreement as of the day and year first above written.

Amplify Investments LLC		Amplify ETF Trust

By:		By:
	Name:		Name:

Amended Exhibit A
(Effective as of November 11, 2025)

Name of Fund	Expense Ratio Reduction Total (% of average net assets)	Original Effective Date	Amended Expense Reduction Term
Amplify Cash Flow Dividend Leaders ETF	1	January 28, 2026	January 28, 2027

[1]	Such amount that limits the Expense Ratio to not more than 0.19% of the daily net assets of the Fund for assets under management up to $100 million.